June 2, 2010

James Giugliano

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Friendly Energy Exploration

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed July 15, 2009

Response Letter Dated September 29, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed October 1, 2009

Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through

December 31, 2004 and December 31, 2006, Filed December 2, 2009

Response Letter Dated February 5, 2010

Forms 10-K/A for the Fiscal Years Ended December 31, 2008, Filed February 5, 2010

Response Letter Dated March 30, 2010

Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through

December 31, 2004, December 31, 2006 and December 31, 2008, Filed

March 31, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

File No. 000-31423

SEC Comment Letter dated May 6, 2010

Dear Mr. Giugliano:

Friendly Energy Exploration (the “Company”), a Nevada corporation, is sending this correspondence to advise you that we have received and reviewed your letter of May 6, 2010, pertaining to the Company’s Annual Reports on Form 10-Ks (the “Filings”) as filed with the Securities & Exchange Commission (the “Commission”).

The Company has determined that a restatement of the relevant financials is required, and has filed a Form 8-K.  To this end, the Company will file a form 8-K/A better detailing the restatement once that information is available.

The Company is using every effort to ensure that there is an adequate response to your May 6, 2010 comment letter in short order. As discussed, the Company will submit a response to your letter via the EDGAR system as a CORR for your review and comment prior to filing as a Form 10-K/A.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Douglas Tallant

Douglas Tallant